Filed Pursuant to Rule 433

Registration No. 333-221324

Wells Fargo & Company Market Linked Securities

Market Linked Securities—Contingent Fixed Return and Contingent Downside
Principal at Risk Securities Linked to the S&P 500® Index due August 7, 2023
Term Sheet to Preliminary Pricing Supplement No. 76 dated June 29, 2018

Summary of Terms

Issuer:	Wells Fargo & Company
Term:	Approximately 5 years
Market Measure:	S&P 500® Index (the “Index”)
Pricing Date:	July 30, 2018*
Issue Date:	August 6, 2018*
Original Offering Price:	$1,000 per security (100% of par)
Maturity Payment Amount:	See “How the maturity payment amount is calculated” on page 3
Stated Maturity Date:	August 7, 2023*
Starting Level:	The closing level of the Index on the pricing date
Ending Level:	The closing level of the Index on the calculation day
Threshold Level:	60% of the starting level
Contingent Fixed Return:	35% to 40% of the original offering price per security ($350 to $400 per security), to be determined on the pricing date
Calculation Day:	July 31, 2023*
Calculation Agent:	Wells Fargo Securities, LLC (“WFS”), an affiliate of the issuer
Denominations:	$1,000 and any integral multiple of $1,000
Agent Discount:	2.62%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 2.50% and WFS will pay 0.12% of the agent’s discount to WFA as a distribution expense fee
CUSIP:	95001B4Y7

Description of Terms

●	Linked to the S&P 500® Index

●	Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the securities provide for a maturity payment amount that may be greater than, equal to or less than the original offering price of the securities, depending on the performance of the Index from its starting level to its ending level. The maturity payment amount will reflect the following terms:

●	If the level of the Index increases (regardless of the extent of that increase) or stays the same:

You will receive the original offering price plus a contingent fixed return of 35% to 40% (to be determined on the pricing date) of the original offering price.

●	If the level of the Index decreases but the decrease is not more than 40%:

You will be repaid the original offering price

●	If the level of the Index decreases by more than 40%:

You will have full downside exposure to the decrease in the level of the Index from the starting level, and you will lose more than 40%, and possibly all, of the original offering price of your securities

●	Investors may lose some, or all, of the original offering price

●	Any positive return on the securities at maturity will be limited to the contingent fixed return, even if the ending level significantly exceeds the starting level; you will not participate in any appreciation of the Index beyond the contingent fixed return

●	All payments on the securities are subject to the credit risk of Wells Fargo & Company, and you will have no ability to pursue any securities included in the Index for payment; if Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment

●	No periodic interest payments or dividends

●	No exchange listing; designed to be held to maturity

*To the extent that the issuer makes any change to the expected pricing date or expected issue date, the calculation day and stated maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

On the date of the accompanying preliminary pricing supplement, the estimated value of the securities is approximately $946.10 per security. While the estimated value of the securities on the pricing date may differ from the estimated value set forth above, the issuer does not expect it to differ significantly absent a material change in market conditions or other relevant factors. In no event will the estimated value of the securities on the pricing date be less than $926.10 per security. The estimated value of the securities was determined for the issuer by Wells Fargo Securities, LLC using its proprietary pricing models. It is not an indication of actual profit to the issuer or to Wells Fargo Securities, LLC or any of the issuer’s other affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC or any other person may be willing to buy the securities from you at any time after issuance. See “Investment Description” in the accompanying preliminary pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, market measure supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right is based on a hypothetical contingent fixed return of 37.50% or $375.00 per $1,000 security (the midpoint of the specified range for the contingent fixed return) and a threshold level equal to 60% of the starting level.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level, the actual contingent fixed return, and whether you hold your securities to maturity.

Hypothetical Returns

Hypothetical ending level	Hypothetical percentage change from the hypothetical starting level to the hypothetical ending level	Hypothetical maturity payment amount payable at stated maturity per security	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
175.00	75.00%	$1,375.00	37.50%	6.46%
150.00	50.00%	$1,375.00	37.50%	6.46%
140.00	40.00%	$1,375.00	37.50%	6.46%
120.00	20.00%	$1,375.00	37.50%	6.46%
110.00	10.00%	$1,375.00	37.50%	6.46%
105.00	5.00%	$1,375.00	37.50%	6.46%
100.00(2)	0.00%	$1,375.00	37.50%	6.46%
95.00	-5.00%	$1,000.00	0.00%	0.00%
90.00	-10.00%	$1,000.00	0.00%	0.00%
80.00	-20.00%	$1,000.00	0.00%	0.00%
70.00	-30.00%	$1,000.00	0.00%	0.00%
60.00	-40.00%	$1,000.00	0.00%	0.00%
59.000	-41.00%	$590.00	-41.00%	-10.27%
50.00	-50.00%	$500.00	-50.00%	-13.38%
25.00	-75.00%	$250.00	-75.00%	-25.86%

Assumes a hypothetical contingent fixed return of 37.50%, or $375.00 per security (the midpoint of the specified range of the contingent fixed return). Each security has an original offering price of $1,000.

(1) The annualized rates of return are calculated on a semi-annual bond equivalent basis with compounding.

(2) The hypothetical starting level of 100.00 has been chosen for illustrative purposes only and does not represent the actual starting level. The actual starting level will be determined on the pricing date and will be set forth under “Summary of Terms” above. For historical data regarding the actual closing levels of the Index, see the historical information set forth under the section titled “The S&P 500® Index” in the accompanying preliminary pricing supplement.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive at stated maturity and the resulting pre-tax rate of return will depend on the actual starting level, ending level and contingent fixed return.

How The Maturity Payment Amount Is Calculated

On the stated maturity date, you will receive a cash payment per security equal to the maturity payment amount. The maturity payment amount per security will equal:

●	If the ending level is greater than or equal to the starting level: $1,000 plus the contingent fixed return;

●	If the ending level is less than the starting level, but greater than or equal to the threshold level: $1,000; or

●	If the ending level is less than the threshold level: $1,000 minus

If the ending level is less than the threshold level, you will lose more than 40%, and possibly all, of the original offering price of your securities at maturity.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk disclosures carefully.

●	If The Ending Level Is Less Than The Threshold Level, You Will Lose More Than 40%, And Possibly All, Of The Original Offering Price Of Your Securities At Maturity.

●	No Periodic Interest Will Be Paid On The Securities.

●	The Potential Return On The Securities Is Limited To The Contingent Fixed Return.

●	The Securities Are Subject To The Credit Risk Of Wells Fargo.

●	Holders Of The Securities Have Limited Rights Of Acceleration.

●	Holders Of The Securities Could Be At Greater Risk For Being Structurally Subordinated If We Convey, Transfer Or Lease All Or Substantially All Of Our Assets To One Or More Of Our Subsidiaries.

●	The Estimated Value Of The Securities On The Pricing Date, Based On Wells Fargo Securities, LLC’s Proprietary Pricing Models, Will Be Less Than The Original Offering Price.

●	The Estimated Value Of The Securities Is Determined By The Issuer’s Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers.

●	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Wells Fargo Securities, LLC Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

●	The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

●	The Securities Will Not Be Listed On Any Securities Exchange And The Issuer Does Not Expect A Trading Market For The Securities To Develop.

●	Historical Levels Of The Index Should Not Be Taken As An Indication Of The Future Performance Of The Index During The Term Of The Securities.

●	Changes That Affect The Index May Adversely Affect The Value Of The Securities And The Maturity Payment Amount You Will Receive At Maturity.

●	The Issuer Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Index.

●	The Issuer And Its Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.

●	The Stated Maturity Date May Be Postponed If The Calculation Day Is Postponed.

●	The Issuer’s Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

○	The calculation agent is the Issuer’s affiliate and may be required to make discretionary judgments that affect the return you receive on the securities.

○	The estimated value of the securities was calculated by the Issuer’s affiliate and is therefore not an independent third-party valuation.

○	Research reports by the Issuer’s affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the level of the Index.

○	Business activities of the Issuer’s affiliates or any participating dealer or its affiliates with the companies whose securities are included in the Index may adversely affect the level of the Index.

○	Hedging activities by the Issuer’s affiliates or any participating dealer or its affiliates may adversely affect the level of the Index.

○	Trading activities by the Issuer’s affiliates or any participating dealer or its affiliates may adversely affect the level of the Index.

○	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession [and/or distribution expense fee], creating a further incentive for the participating dealer to sell the securities to you.

●	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the original offering price per security. Wells Fargo Securities, LLC and its affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Not a research report

This material was prepared by Wells Fargo Securities, LLC, a registered broker-dealer and separate non-bank affiliate of Wells Fargo & Company. This material is not a product of Wells Fargo & Company or Wells Fargo Securities, LLC research departments.

Consult your tax advisor

Investors should review carefully the accompanying preliminary pricing supplement, market measure supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Wells Fargo & Company (“WFC”). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by WFC. The securities are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500 Index.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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